February 22, 2023

Division of Corporation Finance                                                                                                                                                                VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Community Bankshares, Inc. Registration Statement on Form S-4 (as amended) File No. 333-269294

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, First Community Bankshares, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Friday, February 24, 2023, or as soon thereafter as practicable.

The Company hereby authorizes Sandra M. Murphy of Bowles Rice LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Ms. Murphy at (304) 347-1131 and that such effectiveness also be confirmed in writing.

Thank you for your assistance.

FIRST COMMUNITY BANKSHARES, INC.

By: /s/ William P. Stafford, II

William P. Stafford, II

Chairman of the Board and

Chief Executive Officer

cc:         Sandra M. Murphy, Esq.